PETROLOGISTICS LP

600 TRAVIS STREET SUITE 3250

HOUSTON, TX 77002

(713) 255-5990

Via EDGAR	May 2, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, DC  20549

Attention: Pamela Long

Re:                               PetroLogistics LP
Amendment No. 8 to Registration Statement on Form S-1
File No.: 333-175035

Ladies and Gentlemen:

Concurrently with the delivery of this letter to you, PetroLogistics LP (the “Registrant”) is filing, via EDGAR, Amendment No. 8 to the above captioned Registration Statement (the “Registration Statement”), two courtesy copies of which are being delivered to you via courier.

The Registrant hereby withdraws its previous acceleration request letter, dated April 30, 2012, in which it requested that that the effective time of the Registration Statement be accelerated so that such Registration Statement would become effective at 2:00 p.m., Eastern Time, on Wednesday, May 2, 2012.

If you need additional information, please contact James J. Fox (212-237-0131) or John P. Johnston (212-237-0039) of Vinson & Elkins L.L.P.

Very truly yours,

PetroLogistics LP
By:	PetroLogistics GP LLC, its general partner

	By:	/s/ Sharon S. Spurlin
	Name:	Sharon S. Spurlin
	Title:	Senior Vice President and Chief
Financial Officer